ROANOKE TECHNOLOGY CORP.
                                539 BECKER DRIVE
                      ROANOKE RAPIDS, NORTH CAROLINA 27870
                                  (252)537-9222


July 9, 2004

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

      Re:      Roanoke Technology Corp.
               Withdrawal of Form SB-2
               File No. 333-110596

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Roanoke Technology Corp. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on November 19, 2003 (SEC File No. 333-110596) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on Roanoke's present capital requirements for its operations and the lapse of its time requirements in its recent financing. Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Roanoke Technology plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (252)537-9222.

Very truly yours,

ROANOKE TECHNOLOGY CORP.


By: /s/ David L. Smith, Jr.
--------------------------------------------
        David L. Smith, Jr., President